UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on RNEST

—

Rio de Janeiro, June 29, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, at a meeting held yesterday, decided to continue with the implementation of the Train 2 of the Abreu e Lima Refinery - RNEST, whose works were interrupted in 2015. The decision is based on a careful reassessment of the RNEST Project which, in accordance with the assumptions of the Strategic Plan 2023-2027, had its economic attractiveness confirmed.

The contracts associated with the continuity of the work on RNEST's Train 2 will undergo all the necessary analyses, in compliance with the applicable governance practices and internal procedures and will be disclosed to the market in due course. It is important to highlight that such project was already foreseen in the Strategic Plan 2023-2027, within the Plan's CAPEX.

The RNEST's Train 2 is scheduled to start operating in 2027, and with this implementation, Petrobras will contribute to expand the domestic refining capacity, enabling an increase in the production of oil products, especially S10 diesel, to meet market demands.

Thus, Petrobras reinforces the strategic drivers that guide the company's decisions: attention to people, suitability and improvement of the current refining park, focus on profitable assets and decarbonization of E&P, sustainable development of the country, fair energy transition, and international operations through technological and operational partnerships.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer